UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ASA Gold & Precious Metals Ltd

(Name of Issuer)

Common Shares, $1 par value

(Title of Class of Securities)

G3156P103

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 24, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3156P103	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,253,837
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,253,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,253,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.87%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 19,289,905 shares of common stock outstanding as of 5/31/23, as disclosed in the company's N-CSRS filed 7/27/23

CUSIP No. G3156P103	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,253,837
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,253,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,253,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.87%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 19,289,905 shares of common stock outstanding as of 5/31/23, as disclosed in the company's N-CSRS filed 7/27/23

CUSIP No. G3156P103	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,253,837
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,253,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,253,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.87%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 19,289,905 shares of common stock outstanding as of 5/31/23, as disclosed in the company's N-CSRS filed 7/27/23

CUSIP No. G3156P103	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 1. SECURITY AND ISSUER

This Amendment No. 5 amends and supplements the statement on Schedule 13D filed with the SEC on 10/13/23, as amended by Amendment No.1 filed 11/16/23, Amendment No.2 filed 11/24/23, Amendment No.3 filed 12/5/23 and Amendment No.4 filed 12/21/23; with respect to the common shares of ASA Gold & Precious Metals Ltd. This Amendment No. 5 amends Items 3, 4 and 5, as set forth below.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $48,888,694 was paid to acquire the Common Shares reported herein.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On January 24, 2024, Saba Capital filed a preliminary proxy statement (the "Preliminary Proxy Statement") with the Securities and Exchange Commission seeking shareholder support for the election of the Nominees (not including, as explained below, Pierre Weinstein) as well as stating its belief that, due to the Issuer's persistent trading discount to NAV, the Board should terminate the Investment Advisory Agreement between the Issuer and Merk Investments LLC (the "Merk Advisory Agreement") and seek a new investment advisor, at which point Saba Capital believes the Issuer will have at its disposal a variety of stellar manager replacement options to choose from.  The Board will have the ability to appoint an interim manager and/or long-term manager of its choosing-the latter being subject to shareholder approval-and should it do so, Saba Capital would stand ready to assist the Board to ensure that a capable manager is installed, and may at such time offer its services to the Board to act as an interim or long-term manager to the Issuer and/or recommend to the Board various third-party manager candidates for the Board to consider at its discretion.  For the avoidance of doubt, the Board's termination of the Merk Advisory Agreement alone (should it choose to do so) will not require the Issuer to pursue any agreement with Saba relating to the appointment of a new manager, be it Saba Capital or any other potential manager replacement, and shareholders will have the final say on the appointment of any long-term manager.

The Issuer has informed Saba that there will only be four seats up for election at the Annual Meeting.  In light of this, Saba does not intend to nominate Pierre Weinstein at the Annual Meeting.

The foregoing summary of the Preliminary Proxy Statement is not complete and is qualified in its entirety by reference to the PREC14A filing made by Saba Capital on the Issuer's EDGAR page on January 24, 2024, which is incorporated by reference herein.

CUSIP No. G3156P103	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons.  The percentages used herein are calculated based upon 19,289,905 shares of common stock outstanding as of 5/31/23, as disclosed in the company's N-CSRS filed 7/27/23

(b) See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the Common Shares effected since the Schedule 13D/A filing on 12/21/23 by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d) The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e) Not applicable.

CUSIP No. G3156P103	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 26, 2024

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of the Schedule 13D/A on 12/21/23. All transactions were effectuated in the open market through a broker

Trade Date	Buy/Sell	Shares	Price
12/26/2023	Buy	3,297	15.97